Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 9868)

POLL RESULTS OF THE ANNUAL GENERAL MEETING

HELD ON JUNE 27, 2025

We refer to (i) the notice of Annual General Meeting (the “AGM”) dated May 12, 2025 (the “Notice”), and (ii) the proxy statement / circular for the AGM dated May 12, 2025 (the “Proxy Statement”) of XPeng Inc. (the “Company” or “we”). Unless otherwise required by the context, capitalised terms used in this announcement shall have the same meanings as those defined in the Proxy Statement and the Notice.

POLL RESULTS OF THE AGM

The Board is pleased to announce that the AGM was held on June 27, 2025, at 10:00 a.m. Hong Kong time, at No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, PRC. All resolutions proposed at the AGM have been duly passed.

As at the Shares Record Date, the total number of issued shares of the Company (the “Shares”) was 1,903,550,041 Shares, comprising 1,554,841,784 Class A Ordinary Shares and 348,708,257 Class B Ordinary Shares. 5,574 Class A Ordinary Shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan and 1,064,964 Class A Ordinary Shares held by XPeng Fortune Holdings Limited have abstained from voting on all resolutions at the AGM in accordance with Rule 17.05A of the Hong Kong Listing Rules. There were no repurchased Shares pending cancellation or treasury shares (which has the meaning ascribed to it in the Hong Kong Listing Rules) held by the Company as at the Shares Record Date.

As set out in the Proxy Statement and to the extent that it was aware by the Board having made all reasonable enquiries, Mr. Xiaopeng He and his associates as well as all core connected persons of the Company, namely Ms. Fang Qu and her close associates and Mr. Donghao Yang and his close associates are required to, and did, abstain from voting in favour on resolution numbered 7 at the AGM in respect of a total of 356,959,651 Shares (comprising 8,251,394 Class A Ordinary Shares and 348,708,257 Class B Ordinary Shares) held by them.

Save as disclosed above, there was no shareholder who was required to abstain from voting under the Hong Kong Listing Rules on any resolution proposed at the AGM, nor any shareholder who was entitled to attend the AGM but was required to abstain from voting in favour of any resolution at the meeting pursuant to Rule 13.40 of the Hong Kong Listing Rules. No shareholder has indicated in the Proxy Statement that he or she intends to vote against or in abstention in respect of any resolution proposed at the AGM.

Accordingly, the total number of Shares entitling the holders to attend and vote on the resolutions numbered 1 to 6 and resolutions numbered 8 to 10 at the AGM was 1,902,479,503 Shares, comprising 1,553,771,246 Class A Ordinary Shares and 348,708,257 Class B Ordinary Shares; and the total number of Shares entitling the holders to attend and vote on the resolution numbered 7 was 1,545,519,852 Class A Ordinary Shares.

According to the Company’s ninth amended and restated memorandum and articles of association, each Class A Ordinary Share issued and outstanding as of the close of business on the Shares Record Date is entitled to one vote per Share at the AGM. Each Class B Ordinary Share issued and outstanding as of the close of business on the Shares Record Date is entitled to ten votes per Share (i.e. resolutions numbered 1 to 4, resolution numbered 6 and resolutions numbered 8 to 10), save for (A) the resolution numbered 7 regarding the proposed grant of 28,506,786 RSUs to Mr. Xiaopeng He pursuant to the 2025 Share Incentive Scheme, in which case Mr. Xiaopeng He as the holders of Class B Ordinary Shares had abstained from voting, and (B) the resolution numbered 5 regarding the re-appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company, in which case the Class B Ordinary Shares shall have one vote per Share at the AGM. Each resolution put to the vote at the AGM has been decided by poll.

The poll results in respect of the resolutions proposed at the AGM are set out as follows:

ORDINARY RESOLUTIONS			Number of votes cast and percentage (%)						Total number of voting Shares	Total number of votes cast
			FOR		AGAINST		ABSTAIN
1.	To receive and adopt the audited consolidated financial statements of the Company and the reports of the directors (the “Director(s)”) and the auditor of the Company as of and for the year ended December 31, 2024.	Class A ordinary shares	901,141,219	92.9284%	155,516	0.0160%	68,418,534	7.0555%	969,715,269	969,715,269
		Class B ordinary shares	3,487,082,570	100.0000%	0	0.0000%	0	0.0000%	348,708,257	3,487,082,570
		TOTAL NUMBER (CLASS A & CLASS B)	4,388,223,789	98.4614%	155,516	0.0035%	68,418,534	1.5352%	1,318,423,526	4,456,797,839
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.
2.	To re-elect Mr. Xiaopeng He as an executive Director as detailed in the proxy statement/circular dated May 12, 2025.	Class A ordinary shares	845,793,984	87.2209%	55,347,323	5.7076%	68,573,962	7.0716%	969,715,269	969,715,269
		Class B ordinary shares	3,487,082,570	100.0000%	0	0.0000%	0	0.0000%	348,708,257	3,487,082,570
		TOTAL NUMBER (CLASS A & CLASS B)	4,332,876,554	97.2195%	55,347,323	1.2419%	68,573,962	1.5386%	1,318,423,526	4,456,797,839
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

3.	To re-elect Mr. Ji-Xun Foo as a non-executive Director as detailed in the proxy statement/circular dated May 12, 2025.	Class A ordinary shares	836,367,575	86.2519%	64,993,398	6.7026%	68,318,796	7.0455%	969,679,769	969,679,769
		Class B ordinary shares	3,487,082,570	100.0000%	0	0.0000%	0	0.0000%	348,708,257	3,487,082,570
		TOTAL NUMBER (CLASS A & CLASS B)	4,323,450,145	97.0088%	64,993,398	1.4583%	68,318,796	1.5329%	1,318,388,026	4,456,762,339
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.
4.	To authorize the Board of Directors to fix the respective Directors’ remuneration.	Class A ordinary shares	804,661,095	82.9823%	2,593,641	0.2675%	162,423,233	16.7502%	969,677,969	969,677,969
		Class B ordinary shares	3,487,082,570	100.0000%	0	0.0000%	0	0.0000%	348,708,257	3,487,082,570
		TOTAL NUMBER (CLASS A & CLASS B)	4,291,743,665	96.2974%	2,593,641	0.0582%	162,423,233	3.6444%	1,318,386,226	4,456,760,539
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

5.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board of Directors to fix their remunerations for the year ending December 31, 2025.	Class A ordinary shares	775,206,250	79.9446%	126,387,723	13.0340%	68,085,796	7.0215%	969,679,769	969,679,769
		Class B ordinary shares	348,708,257	100.0000%	0	0.0000%	0	0.0000%	348,708,257	348,708,257
		TOTAL NUMBER (CLASS A & CLASS B)	1,123,914,507	85.2491%	126,387,723	9.5865%	68,085,796	5.1643%	1,318,388,026	1,318,388,026
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.
6 (a).

THAT consider

and approve the 2025 share incentive scheme (the “2025 Share Incentive Scheme”),  the rules of which are contained in the document marked “A” produced to the AGM and initiated by the chairman of the AGM for identification purpose subject to and conditional upon (i) The Stock

Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) granting approval for the listing of, and permission to deal in, the Class A Ordinary Shares to be issued and allotted pursuant to any award of option(s) or restricted share unit(s) (collectively, the “Award(s)”) which may be granted under the 2025 Share Incentive Scheme; (ii) the New York Stock Exchange granting the approval for the supplemental listing application for the listing of, and permission to deal in, the American Depositary Shares (the “ADSs”) representing the Class A Ordinary Shares to be allotted and issued in respect of any Awards which may be granted under the Scheme; and (iii) the effectiveness of the Company’s filing of a Form S-8 for the registration of the Class A Ordinary Shares to be allotted and issued in respect of any Awards which may be granted under the Scheme.

		Class A ordinary shares	742,460,950	76.5676%	159,043,047	16.4016%	68,175,772	7.0308%	969,679,769	969,679,769
		Class B ordinary shares	3,487,082,570	100.0000%	0	0.0000%	0	0.0000%	348,708,257	3,487,082,570
		TOTAL NUMBER (CLASS A & CLASS B)	4,229,543,520	94.9017%	159,043,047	3.5686%	68,175,772	1.5297%	1,318,388,026	4,456,762,339
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

6(b)	THAT authorize the Board or its delegate(s) to take all such steps and attend all such matters, approve and execute (whether under hand or under seal) such documents and do such other things, for and on behalf of the Company, as the Board or its delegate(s) may consider necessary, desirable or expedient to effect and implement the 2025 Share Incentive Scheme.	Class A ordinary shares	746,544,684	76.9888%	154,942,593	15.9787%	68,192,492	7.0325%	969,679,769	969,679,769
		Class B ordinary shares	3,487,082,570	100.0000%	0	0.0000%	0	0.0000%	348,708,257	3,487,082,570
		TOTAL NUMBER (CLASS A & CLASS B)	4,233,627,254	94.9933%	154,942,593	3.4766%	68,192,492	1.5301%	1,318,388,026	4,456,762,339
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.
6(c)	THAT approve the total number of Class A Ordinary Shares which may be issued in respect of all awards to be granted under the 2025 Share Incentive Scheme and any other share schemes or plans of the Company not in aggregate exceeding 10% of the total number of issued shares (including the Class A Ordinary Shares and the Class B Ordinary Shares and excluding treasury shares) of the Company as at the date of passing this resolution.	Class A ordinary shares	742,317,710	76.5529%	159,152,009	16.4128%	68,209,950	7.0343%	969,679,669	969,679,669
		Class B ordinary shares	3,487,082,570	100.0000%	0	0.0000%	0	0.0000%	348,708,257	3,487,082,570
		TOTAL NUMBER (CLASS A & CLASS B)	4,229,400,280	94.8985%	159,152,009	3.5710%	68,209,950	1.5305%	1,318,387,926	4,456,762,239
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

6(d)	THAT approve the total number of Class A Ordinary Shares which may be issued in respect of all awards to be granted to all Service Providers (as defined in the 2025 Share Incentive Scheme) under the 2025 Share Incentive Scheme and any other share schemes or plans of the Company not in aggregate exceeding 0.5% of the total number of issued shares (including the Class A Ordinary Shares and the Class B Ordinary Shares and excluding treasury shares) of the Company as at the date of passing this resolution.	Class A ordinary shares	742,338,978	76.5551%	159,155,919	16.4132%	68,184,772	7.0317%	969,679,669	969,679,669
		Class B ordinary shares	3,487,082,570	100.0000%	0	0.0000%	0	0.0000%	348,708,257	3,487,082,570
		TOTAL NUMBER (CLASS A & CLASS B)	4,229,421,548	94.8990%	159,155,919	3.5711%	68,184,772	1.5299%	1,318,387,926	4,456,762,239
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.
7.	THAT consider and approve by the Independent Shareholders the grant of 28,506,786 RSUs (representing equal number of underlying Class A Ordinary Shares) to Mr. Xiaopeng He, the chairman of the Board, an executive Director, the chief executive officer and a substantial shareholder of the Company, pursuant to the 2025 Share Incentive Scheme and on the terms and conditions set out in the proxy statement/circular dated May 12, 2025 and authorize any one Director to do all such acts and/or execute all such documents as may be necessary or expedient in order to give effect to the foregoing.	Class A ordinary shares	810,130,026	83.5461%	158,512,979	16.3469%	1,036,664	0.1069%	969,679,669	969,679,669
		Class B ordinary shares	0	0.0000%	0	0.0000%	0	0.0000%	0	0
		TOTAL NUMBER (CLASS A & CLASS B)	810,130,026	83.5461%	158,512,979	16.3469%	1,036,664	0.1069%	969,679,669	969,679,669
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

8.	THAT consider and approve the grant of a general mandate to the Directors to issue, allot, and deal with additional Class A ordinary shares of the Company not exceeding 20% of the total number of issued shares (excluding treasury shares) of the Company as at the date of passing of this resolution as detailed in the proxy statement/circular dated May 12, 2025.	Class A ordinary shares	730,421,036	75.3260%	171,028,877	17.6377%	68,229,756	7.0363%	969,679,669	969,679,669
		Class B ordinary shares	3,487,082,570	100.0000%	0	0.0000%	0	0.0000%	348,708,257	3,487,082,570
		TOTAL NUMBER (CLASS A & CLASS B)	4,217,503,606	94.6316%	171,028,877	3.8375%	68,229,756	1.5309%	1,318,387,926	4,456,762,239
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.
9.	THAT consider and approve the grant of a general mandate to the Directors to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued shares (excluding treasury shares) of the Company as at the date of passing of this resolution as detailed in the proxy statement/circular dated May 12, 2025.	Class A ordinary shares	900,955,390	92.9127%	510,681	0.0527%	68,213,598	7.0347%	969,679,669	969,679,669
		Class B ordinary shares	3,487,082,570	100.0000%	0	0.0000%	0	0.0000%	348,708,257	3,487,082,570
		TOTAL NUMBER (CLASS A & CLASS B)	4,388,037,960	98.4580%	510,681	0.0115%	68,213,598	1.5306%	1,318,387,926	4,456,762,239
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

10.	THAT consider and approve the extension of the general mandate granted to the Directors to issue, allot and deal with additional shares in the share capital of the Company by the aggregate number of the shares and/ or shares underlying the ADSs repurchased by the Company as detailed in the proxy statement/circular dated May 12, 2025.	Class A ordinary shares	736,021,252	75.9035%	165,427,463	17.0600%	68,230,954	7.0364%	969,679,669	969,679,669
		Class B ordinary shares	3,487,082,570	100.0000%	0	0.0000%	0	0.0000%	348,708,257	3,487,082,570
		TOTAL NUMBER (CLASS A & CLASS B)	4,223,103,822	94.7572%	165,427,463	3.7118%	68,230,954	1.5310%	1,318,387,926	4,456,762,239
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

The Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

The executive Director, Mr. Xiaopeng He, the non-executive Director, Mr. Ji-Xun Foo and the independent non-executive Director, Ms. Fang Qu attended the AGM.

By order of the Board XPeng Inc. Xiaopeng He Chairman

Hong Kong, Friday, June 27, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Ji-Xun Foo as a non-executive Director, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only